Mail Stop 6010


December 6, 2005

Mr. Ronald S. Stowell
Vice President, Chief Financial Officer and Treasurer
LSI Industries Inc.
10000 Alliance Road
Cincinnati, Ohio 45242

      Re:	LSI Industries
      Form 10-K for the fiscal year ended June 30, 2005
		File No. 0-13375

Dear Mr. Stowell,


	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.




      Sincerely,


							Martin F. James
							Senior Assistant Chief
Accountant